May 9, 2024

Via Edgar Filing
Kevin Stertzel & Claire Erlanger
Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
Washington, D.C. 20549
Re:     The Boeing Company
Form 10-K for Fiscal Year Ended December 31, 2023 Filed January 31, 2024
File No. 1-00442

Dear Mr. Stertzel and Ms. Erlanger,
Set forth below are responses to your letter dated April 12, 2024. We have repeated your comments below followed by our response.
Form 10-K for the Year Ended December 31, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 23
1.We note multiple disclosures in your document including your Business Environment and Trends section, that you have been experiencing supply chain disruptions and inflationary pressures. We also note your disclosure that these factors have reduced overall productivity and adversely impacted your financial position, results of operations and cash flows. In future filings, please expand your results of operations disclosures to quantify, if possible, the specific impacts supply chain disruption and inflation have had on your cost structure, including the impact on your revenue, profits, and/or liquidity.
Response
Our supply chain is integral to our operations. Late or non-conforming supplier deliveries drive higher manufacturing costs and delay deliveries to our customers. Inefficiencies in our own manufacturing process may also result in similar cost increases and delays. Therefore, it is difficult to quantify impacts solely attributable to supply chain disruption. In future filings, beginning with our Form 10-Q for the second quarter of 2024, we will include disclosures in the Results of Operations Section of our Management’s Discussion and Analysis to the extent supply chain disruption is having a material impact on our financial position, results of operations, and cash flows, including any material impacts on revenue, profit and/or liquidity, and to the extent we are able to quantify such impacts. In future filings, we will also disclose when

Mr. Kevin Sterzel & Ms. Claire Erlanger
May 9, 2024

supply chain disruption is having a material quantifiable impact on individual programs and/or contracts.
Inflation primarily impacts our supply chain and labor costs. We are subject to cost inflation risk when we have to contract new work with our suppliers or renew existing agreements with suppliers and/or our represented employees. Those cost inflation risks are most likely to have a material impact on our current results of operations and/or liquidity when the costs are associated with fixed-price contracts that are in a loss or have near-breakeven margins. Otherwise, inflationary supply chain and labor costs affect our results of operations over the duration of affected contracts through lower program and/or contract margins. It is difficult to quantify cost increases that are solely attributable to inflation. In future filings, we will expand our disclosures in the Results of Operations Section of our Management’s Discussion and Analysis to include the impacts of inflation to the extent inflation is materially impacting our financial position, results of operations, and cash flows, including any material impacts on revenue, profit and/or liquidity, and to the extent we are able to quantify such impacts.
Accounting Quantity, page 31
2. We note throughout your document, you discuss delivery and order cancellation risks associated with various commercial airplane programs, including your 777X, 737-7 and 737-10. We note your tabular presentation on page 32, which depicts undelivered units under firm orders by program. In future filings, please expand your presentation to provide additional breakdown of your 737 variants to allow investors to better understand the composition of your backlog.
Response
In response to your comment, we expanded our presentation in the Commercial Airplanes section of Management’s Discussion and Analysis (page 36) in our Form 10-Q filed on April 24, 2024, to provide additional breakdown of the backlog associated with the 737-7, 737-8, 737-9 and 737-10 variants. We will continue to provide such expanded disclosure in future filings.
Financial Statements
Note 1 - Summary of Significant Accounting Policies
Goodwill and Other Acquired Intangibles, page 64
3. We note your substantial Goodwill balance as of year end, including the balances reflected in your Commercial Airplanes and Defense, Space & Security segments. We further note these segments have sustained significant operating losses in either all, or two of the three most recent years presented in your filing. In future filings beginning with your next quarterly report, please revise the notes to the financial statements and your Critical Accounting Estimates section in MD&A to disclose whether a qualitative or quantitative impairment test was performed for the respective reporting units. For any reporting unit requiring a quantitative impairment test, disclose the methods and significant assumptions used to test for impairment. Your disclosure should also state whether or not the fair value of your reporting units “substantially exceeds” the carrying value. To the extent any reporting unit fair values are not substantially in excess of fair values, disclose the identity

Mr. Kevin Sterzel & Ms. Claire Erlanger
May 9, 2024

of those reporting units and the amount or percentage by which the fair value exceeds their carrying value. Please refer to ASC 350-10-50 and Item 303(b)(3) of Regulation S-K and Section V of SEC Release No. 33-8350. Also, if any reporting units have zero or negative carrying amounts of net assets, please disclose the identity of those reporting units with allocated goodwill, the amount of goodwill allocated to each and in which reportable segment the reporting unit is included. See requirement in ASC 350-10-50-1A. As part of your response, please also provide us the results of your 2023 impairment testing that include the aforementioned details.
Response
We perform our annual goodwill impairment test as of April 1 each year. On April 1, 2023, we performed a qualitative test. The qualitative test was partly informed by quantitative valuations of each of our reporting units performed as of January 1, 2023, in connection with a reorganization of our Defense, Space & Security (“BDS”) reporting units. As of both dates, we determined the fair value of each of our reporting units substantially exceeded their respective carrying values.
Our January 1, 2023, quantitative valuations estimated the fair value of each of our reporting units using discounted cash flows and market-based valuation methodologies (such as comparable public company trading values, where appropriate). Significant assumptions used in the valuations included our forecasts of future cash flows, discount rates derived from our market capitalization, and an estimated control premium.
We determined that the fair value of our reporting units substantially exceeded their carrying value. We did not believe that changes in estimates of the fair value of our reporting units, while subject to estimation uncertainty, were reasonably likely to result in a conclusion that goodwill was impaired. Therefore, we did not consider the estimation of the fair value of our reporting units used in our goodwill impairment testing to be a critical accounting estimate.
On April 1, 2023, our BDS reportable segment had goodwill of $3.2 billion. One of our BDS reporting units had a negative carrying amount of net assets on April 1, 2023, and a positive carrying amount of net assets on December 31, 2023. The negative carrying amount of net assets at April 1, 2023, was largely attributable to forward loss recognition on certain contracts within the reporting unit’s portfolio as well as the timing of receipts and payments. The reporting unit’s fair value substantially exceeded the carrying amount of its net assets at April 1, 2023, and we determined disclosure of the reporting unit with a negative carrying amount of net assets and its goodwill balance was not material as of April 1, 2023.
In future filings, beginning with our Form 10-Q for the second quarter of 2024, we will expand our notes to the financial statements to include a description of the type or types of goodwill impairment test performed as part of our April 1 annual goodwill impairment test (i.e., qualitative or quantitative) and indicate whether the fair values of our reporting units substantially exceed their respective carrying values. For any reporting unit where the fair value does not substantially exceed the carrying value of the reporting unit, we will disclose the identity of the reporting unit and the percentage by which the fair value exceeds the carrying value.
If we determine for any reporting unit that it is more likely than not goodwill is impaired and a quantitative impairment test is required, we will disclose the methods and significant assumptions used in performing that quantitative test. We will also continuously assess, as is

Mr. Kevin Sterzel & Ms. Claire Erlanger
May 9, 2024

our practice, whether our estimate of reporting unit fair values is a critical accounting estimate in the period and will provide disclosure in Management’s Discussion and Analysis accordingly.
Lastly, in future filings we will disclose the identity of any reporting units with zero or negative carrying values, the amount of goodwill allocated to such reporting unit, and the reportable segment in which the reporting unit is included.
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If you would like to speak with us about any of these matters, please do not hesitate to call me at (630) 248-6275.
Sincerely,

/s/

Michael J. Cleary
Senior Vice President & Controller